As filed with the U.S. Securities and Exchange Commission on January 17, 2013
 Registration No.  333-169842

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST -EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Mecox Lane Limited
(Exact name of issuer of deposited securities as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

One Chase Manhattan Plaza, 58th Floor, New York, NY, 10005
Telephone (212) 552-6650
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing ☒ on February 1, 2013 at 8:30 a.m. (EST)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 35 ordinary shares of Mecox Lane Limited	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to the Post- Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Mecox Lane Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of  Deposit Agreement dated as of           , 2010, among Mecox Lane Limited, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney for certain officers and directors of the Company. Previously filed.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 17, 2013.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Title:	Gregory A. Levendis Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-6 and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in Shanghai, People’s Republic of China, on   January 17, 2013.

MECOX LANE LIMITED

By:	/s/ Alfred Beichun Gu
Name: Title:	Alfred Beichun Gu Director and Chief Executive Officer

Pursuant to requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the indicated capacities on January 17, 2013.

SIGNATURES

Signature	Title

/s/ Neil Nanpeng Shen	Chairman of the Board
Name: Neil Nanpeng Shen

/s/ Alfred Beichun Gu	Director and Chief Executive Officer
Name: Alfred Beichun Gu	(principal executive officer)

/s/ Paul Bang Zhang	Chief Financial Officer (principal
Name: Paul Bang Zhang	financial and accounting officer)

/s/ Herman Yu	Independent Director
Name: Herman Yu

/s/ Dazhong Qin	Independent Director
Name: Dazhong Qin

/s/ Anthony Kai Yiu Lo	Independent Director
Name: Anthony Kai Yiu Lo

/s/ David Jian Sun	Independent Director
Name: David Jian Sun

/s/ Davin Alexander Mackenzie	Independent Director
Name: Davin Alexander Mackenzie

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Mecox Lane Limited has signed this post-effective amendment to registration statement on Form F-6 in Newark, Delaware, on January 17, 2013.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name: Title:	Donald J. Puglisi, on behalf of Puglisi & Associates Managing Director

INDEX TO EXHIBITS

Exhibit Number
(a)(2) (e)	Form of Amendment to Deposit Agreement. Rule 466 Certification